MERCANTILE MUTUAL FUNDS, INC.
(the "Company")

Investor Shares
of the
Balanced Portfolio
Equity Income Portfolio
Equity Index Portfolio
Growth & Income Equity Portfolio
Growth Equity Portfolio
Small Cap Equity Portfolio
Small Cap Equity Index Portfolio
International Equity Portfolio

Supplement dated August 16, 1999
to Prospectus dated March 31, 1999


Merger of Mercantile Bancorporation Inc. and
Firstar Corporation

		Mercantile Bancorporation Inc.
("Mercantile") and Firstar Corporation ("Firstar") have entered into an Agreement and Plan of Merger dated as of April 30, 1999, as amended
June 17, 1999, which provides for the merger of these two bank holding companies. The
Agreement and Plan of Merger and the transactions contemplated thereby, including the merger of Mercantile with and into Firstar, were approved by shareholders of Mercantile and Firstar at special meetings of shareholders held on July
28, 1999. The merger is expected to be completed on or about September 17, 1999.

		As a result of the merger, Mississippi
Valley Advisors Inc. ("MVA"), the Company's investment adviser and currently an indirect wholly owned subsidiary of Mercantile, will become an indirect wholly owned subsidiary of Firstar.
MVA will continue to serve as the Company's investment adviser following the merger.

		Firstar is a Wisconsin corporation
with a principal office at Firstar Center, 777 East
Wisconsin Avenue, Milwaukee, Wisconsin 53202.
At March 31, 1999, Firstar had consolidated total assets of approximately $38 billion.
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